Exhibit 99.2

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Unaudited)

Canadian Generally Accepted Accounting Principles (“GAAP”) vary in certain respects from U.S. GAAP. As required by the United States Securities and Exchange Commission, the effect of these differences in principles on Penn West Energy Trust’s (“Penn West”) consolidated financial statements is described and quantified below:

The application of U.S. GAAP would have the following effects on reported net income (loss):
	Three months ended March 31
(CAD millions, except per unit amounts)	2010	2009

Net and Comprehensive Income (Loss) as reported in the
Consolidated Statements of Operations - Canadian GAAP	$77	$(98)
Adjustments
Unit-based compensation (note (b))	(18)	13
Depletion & depreciation (note (a))	209	233
Income tax effect of the above adjustments	(51)	(55)
Net and Comprehensive Income, U.S. GAAP, as adjusted	$217	$93

Net income per trust unit, as adjusted
Basic	$0.51	$0.23
Diluted	0.51	0.23

Weighted average number of trust units outstanding (millions)
Basic	423.0	399.4
Diluted	426.3	399.4

Deficit - U.S. GAAP
Balance, beginning of the period - U.S. GAAP	$(5,061)	$(2,818)
Net income - U.S. GAAP	217	93
Change in redemption value of Trust units (note (c))	(819)	656
Distributions declared	(190)	(276)
Balance, end of period - U.S. GAAP	$(5,853)	$(2,345)

The application of U.S. GAAP would have the following effects on the reported balance sheets:
	Canadian	U.S.
March 31, 2010 (CAD millions)	GAAP	GAAP

ASSETS
Current
Accounts receivable	$358	$358
Future income taxes	26	26
Other	116	116
	500	500

Property, plant and equipment (note (a))	10,832	3,819
Goodwill	2,020	2,020
Future income taxes	-	526
	12,852	6,365
	$13,352	$6,865

LIABILITIES AND UNITHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	$563	$563
Distributions payable	63	63
Convertible debentures	18	18
Risk management	95	95
	739	739
Long-term debt	2,750	2,750
Convertible debentures	255	255
Risk management	45	45
Asset retirement obligations	561	561
Unit rights liability (note (b))	-	77
Future income taxes	1,136	-
Total liabilities	5,486	4,427

Unitholders' mezzanine equity (note (c))	-	8,291

Unitholders' equity (deficiency)
Unitholders' capital (note (c))	8,502	-
Contributed surplus (note (b))	133	-
Deficit (note (c))	(769)	(5,853)
	7,866	(5,853)
	$13,352	$6,865

	Canadian	U.S.
December 31, 2009 (CAD millions)	GAAP	GAAP

ASSETS
Current
Accounts receivable	$371	$371
Future income taxes	37	37
Other	101	101
	509	509

Property, plant and equipment (note (a))	11,347	4,125
Goodwill	2,020	2,020
Future income taxes	-	544
	13,367	6,689
	$13,876	$7,198

LIABILITIES AND UNITHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	$515	$515
Distributions payable	63	63
Convertible debentures	18	18
Risk management	130	130
	726	726
Long-term debt	3,219	3,219
Convertible debentures	255	255
Risk management	21	21
Asset retirement obligations	568	568
Unit rights liability (note (b))	-	40
Future income taxes	1,169	-
Total liabilities	5,958	4,829

Unitholders' mezzanine equity (note (c))	-	7,430

Unitholders' equity (deficiency)
Unitholders' capital (note (c))	8,451	-
Contributed surplus (note (b))	123	-
Deficit (note (c))	(656)	(5,061)
	7,918	(5,061)
	$13,876	$7,198

The application of U.S. GAAP would have no effect on the statement of cash flows.

(a) Property, plant and equipment and depletion and depreciation

Under Canadian GAAP, an impairment exists when the net book value of the petroleum and natural gas properties exceeds the sum of the undiscounted future cash flows from proved reserves calculated using forecast prices and costs, and the cost of unproved properties. If an impairment is determined to exist, the impairment is measured as the amount by which the net book value of the petroleum and natural gas properties exceeds the sum of the present value of future cash flows from proved plus probable reserves using forecast prices and costs, and the cost, less any impairment, of unproved properties.

On December 31, 2009, the changes announced by the SEC in December 2008 to update the oil and gas reporting requirements became effective, which led to a change in the U.S. impairment test. This new guidance was considered a change in estimate and was applied prospectively. Under the new guidelines, the net book value of petroleum and natural gas properties, net of deferred income taxes, is limited to the present value of after-tax future net cash flows from proved reserves, discounted at 10 percent and using an average price based on the first day of the month for the prior 12-month period and costs at the balance sheet date, plus the cost, less any impairment of unproved properties. Previously, prices were based on those at the balance sheet date or, if elected by the reporting entity, recalculated a certain number of business days prior to the filing date of the consolidated financial statements if an impairment was indicated on the balance sheet date. If there was an impairment indicated at the balance sheet date, which no longer existed at the time of the second test, no write-down was required. At March 31, 2010 and 2009, no impairment of Penn West’s property, plant and equipment was indicated.

Depletion and depreciation of resource properties is calculated using the unit-of-production method based on production volumes before royalties in relation to proved reserves. All of Penn West’s reserves were evaluated or audited by independent petroleum engineers in both 2009 and 2008. In determining the depletable base, the estimated future costs to be incurred in developing proved reserves are included and the estimated equipment salvage values and the cost, less any impairment of unevaluated properties is excluded. Significant natural gas processing facilities, net of estimated salvage values, are depreciated using the declining balance method. Depletion and depreciation per gross equivalent barrel is calculated by converting natural gas volumes to barrels of oil equivalent (“BOE”) using a ratio of 6 mcf of natural gas to one barrel of crude oil. Due to the impairment charge recorded in 2008, depletion and depreciation was lower than that recorded under Canadian GAAP by $209 million in the first quarter of 2010 (2009 - $233 million).

(b) Unit-based compensation

Trust unit rights incentive plan

Under U.S. GAAP, the trust unit rights are treated as a liability which is calculated based on the fair value of the grants, determined by using a Binomial Lattice model at each reporting date until the date of settlement. Compensation cost is recorded based on the change in fair value of the rights during each reporting period. When rights are exercised, the proceeds received plus the amount recorded as a trust unit rights liability is recorded as mezzanine equity. Penn West issues units from treasury to settle unit rights exercises.

Rights granted under the rights plan are considered equity awards for Canadian GAAP purposes, a difference from U.S. GAAP. Unit-based compensation is based upon the fair value of rights issued, determined only on the grant date. This initial fair value is charged to income over the vesting period of the rights with a corresponding increase in contributed surplus. When rights are exercised, the consideration received plus the value recorded in contributed surplus is transferred to unitholders’ equity. Contributed surplus amounts are not recognized under U.S. GAAP. Under U.S. GAAP, for the three months ended 2010, compensation cost calculated was $18 million higher (2009 - $13 million lower) than compensation cost calculated under Canadian GAAP. The compensation cost for U.S. GAAP purposes was allocated as follows:

	Three months ended March 31
(millions)	2010	2009
Field employees	$(8)	$-
Corporate employees	(23)	1
Compensation recovery (expense)	$(31)	$1

Long-term retention and incentive plan (“LTRIP”)

Awards granted under the LTRIP are recorded using the intrinsic value method under Canadian GAAP compared to the fair value method under U.S. GAAP. The difference between the valuation methods is insignificant; thus, no U.S. GAAP difference exists.

Earnings per share

A GAAP difference exists in the calculation of the number of diluted weighted average trust units considered outstanding for the calculation of earnings per share. The U.S. GAAP amount includes proceeds on assumed exercises of unit rights based on the fair value at each balance sheet date, compared to the fair value at only the date of grant under Canadian GAAP, resulting in a different number of units included in the per unit calculations. For the three months ended March 31, 2010, 21.1 million trust unit rights (2009 – 25.4 million) that would be issued under the trust unit rights incentive plan and 4.8 million units that would be issued on the conversion of the convertible debentures (2009 – 5.6 million) were excluded in calculating the weighted average number of diluted trust units outstanding as they were considered anti-dilutive under U.S. GAAP.

(c) Unitholders’ mezzanine equity

U.S. GAAP requires that trust units that are redeemable at the option of the unitholder irrespective of the amounts which may be redeemed, be valued at their redemption amount and presented as temporary equity on the balance sheet. The redemption value of the Penn West trust units is determined based on 95% of the market value of the trust units at each balance sheet date. Under Canadian GAAP, all trust units are classified as unitholders’ equity. Penn West reclassified $8,291 million at March 31, 2010 (December 31, 2009 - $7,430 million) as unitholders’ mezzanine equity in accordance with U.S. GAAP.

Changes in unitholders’ mezzanine equity, trust units issued net of redemptions, net income and distributions in a period are recognized as charges to deficit. Penn West recorded an increase of $819 million to deficit for the three months ended March 31, 2010, compared to a reduction of $656 million for the same period of 2009 to reflect the changes in unitholders’ mezzanine equity.

(d) Additional disclosure

Under Canadian GAAP, Penn West presents oil and natural gas revenues and royalty income prior to royalties’ payable in the Consolidated Statements of Operations and Retained Earnings (Deficit). Under U.S. GAAP, these items would be combined and presented on a net basis in the Consolidated Statements of Operations and Retained Earnings (Deficit).

(e) Income Taxes

As at March 31, 2010, the total amount of Penn West’s unrecognized tax benefits was approximately $10 million including $3 million of interest and penalties, which if recognized would affect Penn West’s effective income tax rate. The resolution of these tax positions may take a number of years to complete with the appropriate tax authorities, thus fluctuations could occur from period to period.

The change in the amount of unrecognized tax benefits is as follows:

(millions)	March 31, 2010	December 31, 2009
Balance, beginning and end of period	$10	$10

Penn West and its entities are subject to income taxation and related audits in Canada. The tax years from 2003 to 2009 remain open to audit by Canadian tax authorities.